UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eagle Bancorp Montana, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

26942G100
(CUSIP Number)

Lloyd H. Spencer, Esq. Nixon Peabody LLP 799 9th Street NW, Suite 500 Washington, D.C. 20001 (202) 585-8303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 26942G100
1	NAME OF REPORTING PERSONS Kenneth M. Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 207,240
	8	SHARED VOTING POWER 67,270
	9	SOLE DISPOSITIVE POWER 207,240
	10	SHARED DISPOSITIVE POWER 67,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Eagle Bancorp Montana, Inc., a Delaware corporation, with its principal offices at 1400 Prospect Avenue, Helena, MT 59601 (the “Company” or “Eagle”).

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Kenneth M. Walsh (the “Reporting Person”).

(b)	The address of the Reporting Person is P.O. Box 483, 36 McHessor Creek Road, Twin Bridges, MT 59754.

(c)	The Reporting Person serves as a director of the Company and Market President at Opportunity Bank of Montana, a wholly owned subsidiary of the Company.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Effective January 31, 2018, Eagle completed its merger (the “Merger”) with TwinCo, Inc. (“TwinCo”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 5, 2017, by and among Eagle, Eagle’s wholly-owned subsidiary, Opportunity Bank of Montana, a Montana chartered commercial bank (“Opportunity Bank”), TwinCo and TwinCo’s’s wholly-owned subsidiary, Ruby Valley Bank, a Montana chartered commercial bank (“Ruby Valley”). At the effective time of the Merger (the “Effective Time”), TwinCo merged with and into Eagle, with Eagle continuing as the surviving corporation. In connection with the consummation of the Merger, the Reporting Person exchanged his shares of TwinCo common stock for an aggregate of 274,510 shares of Eagle Common Stock.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the shares of Eagle Common Stock for investment purposes and as set forth below.

Subject to availability at prices deemed favorable, the Reporting Person may acquire additional shares of Eagle Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person may also dispose of shares of Eagle Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person or persons affiliated therewith may also enter into transactions directly with the Company with respect to the acquisition or disposition of shares of Eagle Common Stock, or otherwise. The Reporting Person or persons affiliated therewith may also formulate other purposes, plans, or proposals regarding the Company or the shares of Eagle Common Stock held by the Reporting Person in addition to those discussed above.

Except as set forth above, the Reporting Person has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company and the shares of Eagle Common Stock, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 274,510 shares of Common Stock, which represents approximately 5.0% of the outstanding shares of Common Stock.

(b)

The Reporting Person has the sole power to vote and dispose of 207,240 shares of Common Stock, which represents approximately 3.8% of the outstanding shares of Common Stock. The Reporting Person has the shared power to vote and dispose of 67,270 shares of Common Stock, which represents approximately 1.2% of the outstanding shares of Common Stock.

(c)	Other than the receipt of shares of Eagle Common Stock pursuant to the Merger, there have not been any transactions in shares of Eagle Common Stock during the past 60 days.

(d)	The Reporting Person’s spouse jointly owns 67,270 shares of Eagle Common Stock with the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other persons with respect to any shares of Eagle Common Stock, including but not limited to transfer or voting of any shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018	By:	/s/ Kenneth M. Walsh
Kenneth M. Walsh